Exhibit 99.2
From: Gary H. Hunt
To: All Grubb & Ellis Employees & Affiliates
Date: November 19, 2008
Subject: Important Annual Meeting Update
Yesterday, we mailed a letter to our stockholders regarding the company’s Annual Meeting which is scheduled to be held two weeks from now on December 3, 2008. We encourage you to read the letter, which was included in a press release that was issued this morning and is attached to this email.
In the letter, we urge all of our stockholders to re-elect our three incumbent directors and reject the three director nominees put forth by Mr. Anthony Thompson. We outline the numerous actions the Board of Directors and management team have been taking to position Grubb & Ellis for profitable and sustainable growth and success. We also address Mr. Thompson’s proxy campaign and present reasons why stockholders should reject Mr. Thompson and his nominees.
As many of our employees are also company stockholders, you should expect to receive in the mail in the coming days this letter along with the company’s WHITE proxy card. No matter how many or how few shares you own, it is important that you vote. You can help support your company at the Annual Meeting in one of three ways:
•	By Internet: Vote on the Internet following the instructions on your WHITE proxy card

•	By Phone: Vote by phone following the instructions on your WHITE proxy card

•	By Mail: Sign, date and mail the WHITE proxy card as soon as possible

•	If you have any questions or need assistance voting, call MacKenzie Partners, Inc., Toll-Free at (800) 322-2885
Stockholders should also expect to receive in the mail a set of proxy materials from Mr. Thompson. We urge you to discard any Thompson proxy materials and not sign any green proxy cards that you may receive from him.
While we continue to face unprecedented challenges in the real estate markets and the economy as a whole, our business remains strong and we continue to deliver solid results, thanks to your continued hard work and execution. Together, we have remained focused on achieving our goals and providing our clients with the same outstanding service they have come to expect from Grubb & Ellis. It is the work that you do every day to serve our clients that will drive our success and enhance stockholder value.
As always, it is important that the company speaks with one voice. If you have any questions or receive any inquiries from the media or other outside parties, please direct them to Janice McDill, Vice President, Public & Investor Relations, at 312.698.6707 or Janice.McDill@Grubb-Ellis.com. We will do our best to keep you informed as events progress.
On behalf of the Board and management team, I thank all of you for your continued support and dedication. I am confident that together, we can achieve great things.
Gary H. Hunt
Interim Chief Executive Officer